SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2006

Commission File Number 000-28996

ELBIT MEDICAL IMAGING LTD.
(Translation of Registrant’s Name into English)

13 MOZES STREET, TEL AVIV 67442, ISRAEL
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F _X _  Form 40-F___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes   No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____________.

EXPLANATORY NOTE

Attached as Exhibit 99.1 is an announcement that is being made publicly in Israel on August 30, 2006.

Attached as Exhibit 99.2 is an announcement that is being made publicly in Israel on August 31, 2006.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELBIT MEDICAL IMAGING LTD.
(Registrant)

Date: August 31, 2006             By: /s/ Shimon Yitzhaki
 Name: Shimon Yitzhaki
                                 Title: President

EXHIBIT INDEX

EXHIBIT NO.         DESCRIPTION

99.1                     Announcement made public in Israel on August 30, 2006.

99.2                    Announcement made public in Israel on August 31, 2006.